CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Harbor Funds Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm and Financial Statements” in the Statement of Additional Information, each dated March 1, 2025, and each included in this Post-Effective Amendment No. 2 on the Registration Statement (Form N-1A, File No. 333-274946) of Harbor Funds II (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated December 23, 2024, with respect to Embark Commodity Strategy Fund (Consolidated) and Embark Small Cap Equity Fund (the “Funds”) (two of the funds constituting Harbor Funds II) included in the Annual Report to Shareholders (Form N-CSR) for the year ended October 31, 2024, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Chicago, Illinois

February 26, 2025